SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Facet Biotech Corporation

(Name of Issuer)

Amber Acquisition Inc.

a wholly-owned subsidiary of

Abbott Laboratories

(Name of Filing Persons, Offerors)

Common Stock, par value $0.01 per share,

Associated Preferred Stock Purchase Rights

(Title of Class of Securities)

30303Q103

(CUSIP Number of Class of Securities)

Laura J. Schumacher

Executive Vice President, General Counsel and Secretary

Abbott Laboratories

100 Abbott Park Road

Abbott Park, Illinois 60064

(847) 937-6100

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jonn R. Beeson, Esq.

Jones Day

3161 Michelson Drive, Suite 800

Irvine, California 92612

Telephone: (949) 851-3939

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$738,973,584	$52,688.82

(1)          Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $27.00, the per share tender offer price, by 27,369,392 shares of common stock of Facet Biotech Corporation, which includes (a) 25,252,500 shares of common stock issued and outstanding (including restricted stock) and (b) 2,116,892 shares of common stock subject to outstanding stock options with an exercise price less than $27.00.

(2)       The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by .00007130.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $52,688.82	Filing Party: Abbott Laboratories and Amber Acquisition, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: March 23, 2010

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 23, 2010 (as amended or supplemented, the “Schedule TO”) by Amber Acquisition Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Abbott Laboratories, an Illinois corporation (“Abbott”), and Abbott. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Facet Common Stock”), including the associated rights to purchase shares of Series A Preferred Stock issued pursuant to the Rights Agreement, dated as of September 7, 2009, as amended by the amendments thereto dated as of December 15, 2009, December 16, 2009 and March 9, 2010, by and between Facet Biotech Corporation, a Delaware corporation (“Facet”), and Mellon Investor Services LLC (together with the Facet Common Stock, the “Shares”), of Facet, at a price of $27.00 per Share, in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated March 23, 2010 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 8.  Interest in Securities of the Subject Company.

The fourth paragraph of Section 9 (Certain Information Concerning Abbott and the Purchaser) of the Offer to Purchase is amended and restated in its entirety as follows:

“None of Abbott, the Purchaser or, to the knowledge of Abbott and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Abbott, the Purchaser or, to the knowledge of Abbott and the Purchaser, any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Facet.  None of Abbott, the Purchaser or, to the knowledge of Abbott and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Abbott, the Purchaser or, to the knowledge of Abbott and the Purchaser, any of the persons so listed, has effected any transaction in the Shares or any other equity securities of Facet during the past 60 days.  None of Abbott, the Purchaser or, to the knowledge of Abbott and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Facet (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).  Except as described in this Offer to Purchase, since March 23, 2008, there have been no transactions that would require reporting under the rules and regulations of the SEC between Abbott, the Purchaser or any of their respective subsidiaries or, to the knowledge of Abbott and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Facet or any of its executive officers, directors or affiliates, on the other hand.  Except as described in this Offer to Purchase, since March 23, 2008, there have been no contacts, negotiations or transactions between Abbott, the Purchaser or any of their respective subsidiaries or, to the knowledge of Abbott and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Facet or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.”

Item 11.   Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented to include the following:

“At 11:59 p.m., New York City time, on April 7, 2009, the waiting period under the HSR Act applicable to the Offer and the Merger expired, without any action having been taken by the FTC or the Antitrust Division.”

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

(a)(1)(A)*	Offer to Purchase, dated March 23, 2010.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)*	Press release issued by Abbott and Facet on March 9, 2010, incorporated herein by reference to the Schedule TO-C filed by Abbott on March 10, 2010.
(a)(5)(B)*	Summary Advertisement as published in the Wall Street Journal on March 23, 2010.
(a)(5)(C)*	Press release issued by Abbott dated March 23, 2010.
(a)(5)(D)	Press release issued by Abbott dated April 8, 2010.
(b)	Not applicable.
(d)(1)*

Agreement and Plan of Merger, dated as of March 9, 2010, by and among Abbott, the Purchaser and Facet, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Facet on March 10, 2010.

(g)	Not applicable.
(h)	Not applicable.

* Filed Previously

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2010

Amber Acquisition Inc.

By:	/s/ Thomas C. Freyman
Thomas C. Freyman
President

Abbott Laboratories

By:	/s/ Thomas C. Freyman
Thomas C. Freyman
Executive Vice President, Finance
and Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated March 23, 2010.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)*	Press release issued by Abbott and Facet on March 9, 2010, incorporated herein by reference to the Schedule TO-C filed by Abbott on March 10, 2010.
(a)(5)(B)*	Summary Advertisement as published in the Wall Street Journal on March 23, 2010.
(a)(5)(C)*	Press release issued by Abbott dated March 23, 2010.
(a)(5)(D)	Press release issued by Abbott dated April 8, 2010.
(b)	Not applicable.
(d)(1)*

Agreement and Plan of Merger, dated as of March 9, 2010, by and among Abbott, the Purchaser and Facet, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Facet on March 10, 2010.

(g)	Not applicable.
(h)	Not applicable.

* Filed Previously